FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Quarterly report for the three months ended December 31, 2009, filed on February 12, 2010 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 26, 2010

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

December 31, 2009

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Three months ended December 31, 2009	Three months ended December 31, 2008	Year ended March 31, 2009
Net sales	5,219,884	6,223,651	1,886,588	1,879,940	7,765,507
Income (loss) before income taxes	54,642	144,156	81,095	(59,140)	(382,634)
Net income (loss)	(16,477)	51,838	34,799	(88,758)	(403,843)
Net income (loss) attributable to Panasonic Corporation	(14,609)	65,376	32,259	(63,116)	(378,961)
Total Panasonic Corporation shareholders’ equity	—	—	2,763,230	3,313,288	2,783,980
Total equity	—	—	3,703,704	3,770,657	3,212,581
Total assets	—	—	8,675,083	6,590,944	6,403,316
Panasonic Corporation shareholders’ equity per share of common stock (yen)	—	—	1,334.50	1,600.10	1,344.50
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(7.06)	31.40	15.58	(30.48)	(182.25)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	31.40	—	—	(182.25)
Panasonic Corporation shareholders’ equity / total assets (%)	—	—	31.9	50.3	43.5
Net cash provided by operating activities	306,159	123,902	—	—	116,647
Net cash used in investing activities	(338,219)	(355,551)	—	—	(469,477)
Net cash provided by (used in) financing activities	183,049	(198,239)	—	—	148,712
Cash and cash equivalents at end of period	—	—	1,110,905	724,125	973,867
Total employees (persons)	—	—	382,480	307,444	292,250

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	On April 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification 810, “Consolidation” (formerly Statement of Financial Accounting Standards No. 160). Accordingly, prior year amounts in the consolidated financial statements have been reclassified to conform with the presentation used for the nine months and the three months ended December 31, 2009.

	3.	Net income per share attributable to Panasonic Corporation common shareholders, diluted for the nine months and the three months ended December 31, 2009, and for the three months ended December 31, 2008 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for these periods.

	4.	SANYO Electric Co., Ltd. (SANYO) and its subsidiaries became the Company’s consolidated subsidiaries in December 2009 through a tender offer. As a result, total assets increased by 2,031,133 million yen on the consolidated balance sheet as of December 31, 2009.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 691 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes general electronic components, semiconductors, electric motors and batteries. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations.

For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW and PanaHome products are sold on a proprietary basis at home and abroad.

SANYO and its 164 subsidiaries became the Company’s consolidated subsidiaries in December 2009. They are composed of four segments, which are “Consumer,” “Commercial,” “Component” and “Other,” and will be disclosed as “SANYO” segment in the Company’s consolidated financial statements.

(3)	Changes in Affiliated Companies

SANYO, its subsidiaries and its associated companies became the Company’s consolidated affiliated companies. The major companies are SANYO Electric Co., Ltd.(50.2%), SANYO Consumer Electronics Co., Ltd.(92.9%), SANYO Electric Logistics Co., Ltd.(58.0%), SANYO NORTH AMERICA CORPORATION (100%), SANYO EUROPE LTD.(100%), and SANYO ASIA PTE LTD (100%).

Note:	Percentages in the parenthesis show the Company’s voting rights including indirect holdings

(4)	Number of Employees (as of December 31, 2009)

1. Consolidated:	382,480 persons	*
2. Parent-alone:	45,922 persons

*	During the three months ended December 31, 2009, the number of employees increased by 98,041 persons, mainly as a result of the consolidation of SANYO and its subsidiaries in December 2009.

II	The Business

(1)	Operating Results

In the electronics industry during the third quarter of fiscal 2010, despite visible signs of market recovery in some regions such as China and Asia, severe business condition continued with changes in the market structure, including demand shift to the emerging markets and lower-priced products. In this business condition, Panasonic simultaneously rebuilt its management structure while preparing and taking action for growth in fiscal 2010, as the final year of its GP3 plan.

Consolidated group sales for the third quarter amounted to 1,886,588 million yen, remaining at the same level with the third quarter of fiscal 2009.

Regarding earnings, operating profit* for the third quarter was 101,007 million yen, an increase of 283% compared with the same period a year ago. This result was due mainly to initiatives such as streamlining of material cost and fixed cost reduction despite the effect of a price decline. Pre-tax income for the third quarter was 81,095 million yen, compared with a loss of 59,140 million yen in the same period a year ago. Accordingly, net income for the third quarter was 34,799 million yen, compared with a loss of 88,758 million yen in the same period a year ago, and net income attributable to Panasonic Corporation was 32,259 million yen, compared with a loss of 63,116 million yen in the same period a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations.

(2)	Operating Results by Segment

The following information shows the operating results by business segment for the third quarter.

Digital AVC Networks

Sales of Digital AVC Networks for the period amounted to 974,095 million yen, an increase of 4% compared with the same period a year ago. Sales of video and audio equipment increased, due mainly to favorable sales in digital AV products such as flat-panel TVs in Japan and overseas. Sales of information and communications equipment decreased, due mainly to weak sales in notebook PCs and mobile phones, although sales of automotive electronics were favorable. Segment profit amounted to 40,181 million yen, compared with a loss of 4,863 million yen in the same period a year ago, due mainly to a sales increase and streamlining efforts.

Home Appliances

Sales of Home Appliances for the period amounted to 289,533 million yen, a decrease of 1% compared with the same period a year ago. Sales of electric lamps and cooking products declined despite favorable sales in refrigerators and air conditioners. Segment profit amounted to 30,703 million yen, an increase of 69% compared with the same period a year ago, due mainly to streamlining efforts, although sales were almost unchanged compared with the same period a year ago.

PEW and PanaHome

Sales of PEW and PanaHome for the period amounted to 410,657 million yen, a decrease of 5% compared with the same period a year ago. Sluggish housing market conditions led to a decrease in sales in Panasonic Electric Works Co., Ltd., PanaHome Corporation and their subsidiaries. Segment profit amounted to 17,453 million yen, an increase of 68% compared with the same period a year ago despite a sales decrease, due mainly to streamlining efforts.

Components and Devices

Sales of Components and Devices for the period amounted to 265,647 million yen, a decrease of 5% compared with the same period a year ago. A sales downturn of batteries and semiconductor resulted in a decrease in overall sales, despite favorable sales in general electronic components. Segment profit amounted to 19,855 million yen, an increase of 298% compared with the same period a year ago, due mainly to the fixed cost reduction, despite a sales decrease.

Other

Sales of Other for the period amounted to 231,663 million yen, an increase of 4% compared with the same period a year ago. Sales in factory automation equipment recovered to the same level of last year. Segment profit amounted to 6,131 million yen, an increase of 6789% compared with the same period a year ago, due mainly to a sales increase and streamlining efforts.

The following information shows the geographical sales and profit by region for the third quarter.

Japan

Sales in Japan amounted to 1,446,890 million yen, a decrease of 2% compared with the same period a year ago, although sales gains were recorded in flat-panel TVs and refrigerators due to the positive effect of “eco-point” economic stimulus program. This was due mainly to a sales decrease in mobile phones, semiconductors and batteries. Profit in this region amounted to 81,809 million yen, an increase of 632% compared with the same period a year ago, due mainly to streamlining efforts.

Americas

Sales in the Americas amounted to 245,235 million yen, a decrease of 2% compared with the same period a year ago. This was due mainly to sales declines in information and communications equipments and home appliances, and the effect of exchange rate, although sales in AV products such as flat-panel TVs and digital cameras were favorable. Profit in this region turned into black to 1,234 million yen, compared with a loss of 6,657 million yen in the same period a year ago, due mainly to streamlining efforts.

Europe

Sales in Europe amounted to 228,797 million yen, remaining at the same level compared with the same period a year ago. This was due mainly to a sales decrease of automotive electronics and home appliances, although sales of digital AV products such as flat-panel TVs and digital cameras were favorable. Due to an overall sales decrease and price decline, it continued to result in an operating loss, but improving to 3,171 million yen from a loss of 5,720 million yen in the same period a year ago.

Asia, China and Others

Sales in Asia, China and Others amounted to 581,837 million yen, an increase of 9% compared with the same period a year ago. This was due mainly to an increase in sales of many products, including flat-panel TVs, air conditioners and washing machines, thanks to strong market conditions. Geographical profit amounted to 32,765 million yen, an increase of 127% compared with the same period a year ago, mainly as a result of a sales increase.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of December 31, 2009 increased by 1,866,531 million yen to 8,675,083 million yen compared with the end of the second quarter of fiscal 2010, due primarily to the effect of consolidating SANYO and its subsidiaries.

With regard to liabilities, total liabilities amounted to 4,971,379 million yen, an increase of 1,268,933 million yen compared with the end of the second quarter of fiscal 2010. This was also due mainly to the effect of consolidating SANYO and its subsidiaries.

Panasonic Corporation shareholders’ equity increased by 62,061 million yen, compared with the end of the second quarter of fiscal 2010, to 2,763,230 million yen. This result was due primarily to net income attributable to Panasonic Corporation. Noncontrolling interests increased by 535,537 million yen to 940,474 million yen, due primarily to the effect of SANYO acquisition.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2010 third quarter totaled 149,929 million yen, compared with cash outflow of 12,362 million yen in the third quarter of fiscal 2009. This was due primarily to an improvement of net income, an increase in trade payable and a decrease in inventories, despite an increase in trade receivables.

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2010 third quarter amounted to 318,000 million yen, an increase of 232,416 million yen from the fiscal 2009 third quarter. This result was due mainly to cash outflows (net of cash and cash equivalents of SANYO and its subsidiaries) to purchase SANYO shares.

Cash flows from financing activities

Net cash used in financing activities in the fiscal 2010 third quarter amounted to 189,528 million yen, an increase of 108,288 million yen from the fiscal 2009 third quarter. This was due mainly to a decrease in short-term debts affected by redemption of bonds, despite a decrease in the payment of cash dividends and repayments of long-term debt.

With all of these activities and an effect of exchange rate fluctuations, cash and cash equivalents for the third quarter of fiscal 2010 amounted to 1,110,905 million yen, a decrease of 348,600 million yen from the end of the second quarter of fiscal 2010.

(5)	Research and Development

Panasonic’s R&D expenditures for the third quarter of fiscal 2010 totaled 113,916 million yen. There were no significant changes in R&D activities for the period. The expenditures of SANYO and its subsidiaries are not included in this amount.

(6)	Risk Factors

There were no risks newly identified during the three months ended December 31, 2009. However, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year as follows.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive results

Panasonic develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Panasonic does not, however, control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic and SANYO, upon resolutions of meetings of their respective Boards of Directors held on December 19, 2008, entered into a Capital and Business Alliance Agreement to widely pursue synergies on all business aspects of both companies. Panasonic commenced a tender offer for SANYO shares (at a purchase price of 131 yen per share of common stock, 1,310 yen per share of Class A preferred stock and 1,310 yen per share of Class B preferred stock), the tender offer period of which was from November 5, 2009 through December 9, 2009, pursuant to a resolution of meeting of the Board of Directors held on November 4, 2009. As a result of Panasonic’s conversion of the Class B preferred shares of SANYO, which Panasonic acquired through the tender offer, into common shares, SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries. However, Panasonic may fail to achieve the expected result, despite the Company’s efforts in maximizing synergy by adding SANYO to the Panasonic Group. Furthermore, as a result of consolidating SANYO, deterioration of SANYO’s operating results and financial condition may adversely affect Panasonic’s operating results and financial condition.

Note:	The forward-looking statements in the above information are based on our belief as of the filing date of this quarterly report.

III	Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

During the three months ended December 31, 2009, SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries. As a result, some of SANYO’s facilities such as Tokyo Building, Sumoto Plant, Tokushima Plant and Kaizuka Plant became the Company’s major property, plant and equipment.

(2)	Plan of the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended December 31, 2009, the Company does not have any current plans to purchase, expand, refurbish, retire and dispose major property, plant and equipment.

During the three months ended December 31, 2009, the Company invested a total of 71,729 million yen in property, plant and equipment, with an emphasis on production facilities in such priority business areas as flat-panel TVs and batteries. The breakdown of capital investment by business segment is as follows (The capital investments of SANYO and its subsidiaries are excluded):

Business Segment	Yen (millions)
Digital AVC Networks	37,807
Home Appliances	5,570
PEW and PanaHome	6,635
Components and Devices	20,070
Other	606

Subtotal	70,688
Corporate	1,041

Total	71,729

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of December 31, 2009: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of December 31, 2009: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the nine months of fiscal 2010:

	Yen
	April	May	June	July	August	September	October	November	December
High	1,446	1,510	1,408	1,500	1,541	1,505	1,326	1,285	1,356
Low	1,070	1,292	1,260	1,175	1,414	1,308	1,210	1,062	1,080

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2009

	Yen (millions)
Assets	December 31, 2009	March 31, 2009
Current assets:
Cash and cash equivalents	1,110,905	973,867
Time deposits	95,388	189,288
Short-term investments (Notes 4 and 14)	6,560	1,998
Trade receivables:
Notes	75,485	42,766
Accounts	1,182,640	743,498
Allowance for doubtful receivables	(20,296)	(21,131)

Net trade receivables	1,237,829	765,133

Inventories (Note 3)	979,348	771,137
Other current assets (Notes 13 and 14)	467,396	493,271

Total current assets	3,897,426	3,194,694

Investments and advances (Notes 4 and 14)	683,350	551,751

Property, plant and equipment (Notes 6 and 14):
Land	389,038	298,346
Buildings	1,765,723	1,532,359
Machinery and equipment	2,383,096	2,229,123
Construction in progress	167,676	213,617

	4,705,533	4,273,445
Less accumulated depreciation	2,678,942	2,698,615

Net property, plant and equipment	2,026,591	1,574,830

Other assets:
Goodwill and intangible assets (Notes 6 and 14)	1,517,365	531,504
Other assets	550,351	550,537

Total other assets	2,067,716	1,082,041

	8,675,083	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2009

	Yen (millions)
Liabilities and Equity	December 31, 2009	March 31, 2009
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 12 and 14)	411,858	94,355
Trade payables:
Notes	64,299	38,202
Accounts	1,007,527	641,166

Total trade payables	1,071,826	679,368

Accrued income taxes	40,487	26,139
Accrued payroll	97,258	115,845
Other accrued expenses	768,444	672,836
Deposits and advances from customers	80,717	60,935
Employees’ deposits	10,291	269
Other current liabilities (Notes 13 and 14)	384,263	350,681

Total current liabilities	2,865,144	2,000,428

Noncurrent liabilities:
Long-term debt (Note 14)	1,118,487	651,310
Retirement and severance benefits	601,470	404,367
Other liabilities	386,278	134,630

Total noncurrent liabilities	2,106,235	1,190,307

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 7)	258,740	258,740
Capital surplus	1,209,618	1,217,764
Legal reserve	93,645	92,726
Retained earnings	2,438,005	2,479,416
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(364,059)	(341,592)
Unrealized holding gains (losses) of available-for-sale securities (Note 4)	34,542	(10,563)
Unrealized gains (losses) of derivative instruments (Note 13)	406	(4,889)
Pension liability adjustments	(237,352)	(237,333)

Total accumulated other comprehensive income (loss)	(566,463)	(594,377)

Treasury stock, at cost (Note 7)	(670,315)	(670,289)

Total Panasonic Corporation shareholders’ equity (Note 11)	2,763,230	2,783,980

Noncontrolling interests (Note 11)	940,474	428,601

Total equity (Note 11)	3,703,704	3,212,581
Commitments and contingent liabilities (Notes 5 and 15)
	8,675,083	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Nine months ended December 31, 2009 and 2008

	Yen (millions)
	Nine months ended December 31
	2009	2008
Revenues, costs and expenses:
Net sales	5,219,884	6,223,651
Cost of sales (Note 13)	(3,752,108)	(4,468,001)
Selling, general and administrative expenses	(1,337,912)	(1,501,134)
Interest income	8,876	20,684
Dividends received	6,183	10,847
Other income (Note 13)	30,567	42,424
Interest expense	(16,545)	(16,349)
Other deductions (Notes 6, 12, 13 and 14)	(104,303)	(167,966)

Income before income taxes	54,642	144,156
Provision for income taxes	69,856	91,420
Equity in earnings (losses) of associated companies	(1,263)	(898)

Net income (loss) (Note 11)	(16,477)	51,838
Less net income (loss) attributable to noncontrolling interests (Note 11)	(1,868)	(13,538)

Net income (loss) attributable to Panasonic Corporation (Note 11)	(14,609)	65,376

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 9):
Basic	(7.06)	31.40
Diluted	—	31.40

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended December 31, 2009 and 2008

	Yen (millions)
	Three months ended December 31
	2009	2008
Revenues, costs and expenses:
Net sales	1,886,588	1,879,940
Cost of sales (Note 13)	(1,328,571)	(1,369,297)
Selling, general and administrative expenses	(457,010)	(484,281)
Interest income	2,832	5,939
Dividends received	2,080	4,616
Other income (Note 13)	13,964	19,078
Interest expense	(4,979)	(5,035)
Other deductions (Notes 6, 12, 13 and 14)	(33,809)	(110,100)

Income (loss) before income taxes	81,095	(59,140)
Provision for income taxes	47,082	25,243
Equity in earnings (losses) of associated companies	786	(4,375)

Net income (loss) (Note 11)	34,799	(88,758)
Less net income (loss) attributable to noncontrolling interests	2,540	(25,642)

Net income (loss) attributable to Panasonic Corporation	32,259	(63,116)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 9):
Basic	15.58	(30.48)
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2009 and 2008

	Yen (millions)
	Nine months ended December 31
	2009	2008
Cash flows from operating activities:
Net income (loss) (Note 11)	(16,477)	51,838
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	195,252	275,260
Net gain on sale of investments	(1,000)	(15,546)
Provision for doubtful receivables	3,098	5,704
Deferred income taxes	41,482	41,164
Write-down of investment securities (Note 12)	6,074	19,449
Impairment losses on long-lived assets (Notes 6 and 14)	19,105	99,108
(Increase) decrease in trade receivables	(157,397)	117,157
(Increase) decrease in inventories	36,662	(138,064)
(Increase) decrease in other current assets	9,699	(19,308)
Increase (decrease) in trade payables	130,648	(96,059)
Increase (decrease) in accrued income taxes	8,548	(41,128)
Increase (decrease) in accrued expenses and other current liabilities	15,508	(105,864)
Increase (decrease) in retirement and severance benefits	(10,106)	(81,284)
Increase (decrease) in deposits and advances from customers	9,230	1,643
Other	15,833	9,832

Net cash provided by operating activities	306,159	123,902

Cash flows from investing activities:
Purchase of short-term investments	(6,369)	—
Proceeds from disposition of investments and advances	45,204	105,671
Increase in investments and advances	(6,803)	(31,270)
Capital expenditures	(306,728)	(397,121)
Proceeds from disposals of property, plant and equipment	40,216	19,121
(Increase) decrease in time deposits	95,660	(26,018)
Purchase of shares of a newly consolidated subsidiary (Note 2)	(174,808)	—
Other	(24,591)	(25,934)

Net cash used in investing activities	(338,219)	(355,551)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2009 and 2008

	Yen (millions)
	Nine months ended December 31
	2009	2008
Cash flows from financing activities:
Increase (decrease) in short-term debt	216,947	2,311
Proceeds from long-term debt	49,467	40,100
Repayments of long-term debt	(34,343)	(66,782)
Dividends paid to Panasonic Corporation shareholders (Notes 10 and 11)	(25,883)	(83,364)
Dividends paid to noncontrolling interests (Note 11)	(12,146)	(18,683)
Repurchase of common stock (Note 11)	(54)	(72,351)
Sale of treasury stock (Note 11)	21	569
Purchase of shares of previously consolidated subsidiaries (Note 11)	(10,885)	—
Other	(75)	(39)

Net cash provided by (used in) financing activities	183,049	(198,239)

Effect of exchange rate changes on cash and cash equivalents	(13,951)	(60,803)

Net increase (decrease) in cash and cash equivalents	137,038	(490,691)

Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	1,110,905	724,125

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the nine months ended December 31, 2009 were as follows: Digital AVC Networks—46%, Home Appliances—16%, PEW and PanaHome—20%, Components and Devices—12% and Other—6%. A sales breakdown by geographical market was as follows: Japan—53%, North and South America—13%, Europe—11%, and Asia and Others—23%.

Sales by product category for the three months ended December 31, 2009 were as follows: Digital AVC Networks—48%, Home Appliances—15%, PEW and PanaHome—19%, Components and Devices—12% and Other—6%. A sales breakdown by geographical market was as follows: Japan—53%, North and South America—13%, Europe—12%, and Asia and Others—22%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 691 consolidated subsidiaries and 237 associated companies under equity method as of December 31, 2009.

Effective April 1, 2009, the Company and certain of its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method. The Company believes that the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives. Under the provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The effect of the change in depreciation method for the nine months and three months ended December 31, 2009 was not material on the Company’s consolidated financial statements, respectively.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

Management evaluated the subsequent events through the date on which the Company’s consolidated financial statements were issued.

(e)	Adoption of New Accounting Pronouncements

In June 2009, FASB issued ASC 105, “Generally Accepted Accounting Principles.” ASC 105 brings together in one place all authoritative generally accepted accounting principles that has been issued by a standard setter and ASC became the exclusive authoritative reference for nongovernmental U.S. GAAP. As a result, consolidated financial statements for the period ending after the effective date should contain Codification citations in place of any corresponding references to legacy accounting pronouncements. The Company adopted ASC 105 for the three months ended December 31, 2009. The Codification does not change or alter existing U.S. GAAP and, therefore, the adoption of ASC 105 did not have an effect on the Company’s consolidated financial statements.

On April 1, 2009, the Company adopted ASC 820, “Fair Value Measurements and Disclosures” for all nonfinancial assets and liabilities. ASC 820 establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of ASC 820 for all nonfinancial assets and liabilities did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2009, the Company adopted ASC 805, “Business Combinations.” ASC 805 requires most identifiable assets, liabilities, noncontrolling interests (previously referred to as minority interests), and goodwill acquired in a business combination to be recorded at “full fair value.” On April 1, 2009, the Company adopted ASC 810, “Consolidation.” ASC 810 requires noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. ASC 805 is applied to business combinations occurring after the effective date. ASC 810 is applied prospectively to all noncontrolling interests, including any that arose before the effective date and the disclosure requirement is applied retrospectively. As a result, the prior years’ consolidated financial statements have been reclassified.

On April 1, 2009, the Company adopted the provisions of determination of the useful life of intangible assets under ASC 350, “Intangibles—Goodwill and Other.” These provisions amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

(f)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used as of, and for the nine months and three months ended December 31, 2009.

(2)	Acquisition

On December 21, 2009, the Company acquired 50.2% of the voting rights of SANYO Electric Co., Ltd. (SANYO) through a tender offer to obtain a controlling interest in SANYO. The operating results of SANYO and its subsidiaries for the nine months and three months ended December 31, 2009 were not included in the Company’s consolidated financial statements.

SANYO focuses its efforts in manufacturing, sales, maintenance and services in the consumer, commercial, component and other businesses. As a result of this acquisition, the Company and SANYO believe that a strong collaborating relationship between the two companies will be established under the large business strategy as an united business group, and through this collaboration, great synergy will be generated, such as the further expansion in the solar business, reinforcement of competitiveness in the rechargeable battery business, strengthening of the financial and business position of SANYO through the application of the Company’s cost reduction know-how, and creation of a comprehensive solution business centered on the environment and energy.

The fair value of noncontrolling interests was measured based on the market price per share of SANYO as of the acquisition date. The fair value of the consideration paid for the controlling interests of SANYO and the noncontrolling interests as of the acquisition date is as follows:

Yen (millions)
Fair value of consideration:
Cash	403,780
Fair value of noncontrolling interests	532,360

Total	936,140

Due to the time constraint since the acquisition date, the initial accounting for certain assets and liabilities is incomplete and pro forma information has been omitted. Assets acquired and liabilities assumed reflected in the Company’s consolidated balance sheet as of December 31, 2009 were as follows:

Yen (millions)
Cash and cash equivalents	228,972
Other current assets	651,735
Investments and advances	106,062
Property, plant and equipment	406,442
Goodwill and intangible assets	993,106
Other assets	48,596

Total assets acquired	2,434,913

Current liabilities	605,840
Noncurrent liabilities	892,933

Total liabilities assumed	1,498,773

Total net assets acquired	936,140

Short-term receivables and advances of 364,117 million yen measured at the fair value were included in other current assets in the table above, and the fair value was measured by deducting allowance for doubtful receivables and advances of 6,356 million yen from their contractual amounts. Long-term receivables and advances of 10,999 million yen measured at the fair value were included in investments and advances, and the fair value was measured by deducting allowance for doubtful receivables and advances of 2,730 million yen from their contractual amounts.

Accrued warranty costs of 4,253 million yen were included in current liabilities in the table above.

(3)	Inventories

Inventories at December 31 and March 31, 2009 are summarized as follows:

	Yen (millions)
	December 31, 2009	March 31, 2009
Finished goods	544,582	439,747
Work in process	171,593	129,949
Raw materials	263,173	201,441

	979,348	771,137

(4)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale, in principle.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at December 31 and March 31, 2009 are as follows:

	Yen (millions)
	December 31, 2009
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	6,560	6,560	—

	6,560	6,560	—

Noncurrent:
Equity securities	281,654	373,752	92,098
Bonds	4,286	4,514	228
Other debt securities	556	566	10

	286,496	378,832	92,336

	Yen (millions)
	March 31, 2009
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	1,972	1,998	26

	1,972	1,998	26

Noncurrent:
Equity securities	269,735	284,356	14,621
Bonds	4,290	4,395	105
Other debt securities	5,492	5,515	23

	279,517	294,266	14,749

The carrying amount of the Company’s held-to-maturity securities totaled 1,954 million yen at December 31, 2009. The carrying amounts of the Company’s cost method investments totaled 27,287 million yen and 40,755 million yen at December 31 and March 31, 2009, respectively.

(5)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at December 31, 2009 are as follows:

Yen (millions)
Due within 1 year	72,164
Due after 1 year within 2 years	43,383
Due after 2 years within 3 years	20,296
Due after 3 years within 4 years	11,080
Due after 4 years within 5 years	7,565
Thereafter	4,380

Total minimum lease payments	158,868

(6)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 19,105 million yen and 11,546 million yen of long-lived assets for the nine months and three months ended December 31, 2009, respectively.

The Company recorded the impairment losses of manufacturing facilities related to overseas lighting business for the three months ended December 31, 2009. The Company decided to aggregate manufacturing facilities of the lighting business in overseas and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition.

The Company recorded the impairment losses of buildings and machineries related to domestic battery business for the three months ended December 31, 2009. In relation to the acquisition of SANYO, the Company has to transfer a part of its battery business within one year, and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition.

The Company recorded the impairment losses of manufacturing facilities related to overseas motor business for the three months ended September 30, 2009. The Company decided to divest one of its motor business as part of the motor business structural reform and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition.

Impairment losses for the nine months ended December 31, 2009 of 6,903 million yen, 10,865 million yen and 1,337 million yen related to “Home Appliances,” “Components and Devices” and the remaining segments, respectively. Impairment losses for the three months ended December 31, 2009 of 6,144 million yen, 4,899 million yen and 503 million yen related to “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 99,108 million yen and 94,555 million yen of property, plant and equipment for the nine months and three months ended December 31, 2008, respectively.

The Company recorded the impairment losses of certain buildings, machineries and finite-lived intangible assets in the domestic liquid crystal display panel manufacturing facilities for the three months ended December 31, 2008. As a result of a substantial price decline due to the significant market downturn, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings, machineries and finite-lived intangible assets was determined through an appraisal and the discounted estimated cash flows expected to result from the use of the assets. The Company recorded the impairment losses of certain buildings, land and other assets related to its electric device manufacturing facility for the three months ended December 31, 2008. As a result of the factory closing, the Company estimated that the carrying amounts would not be recoverable through future cash flows expected to result from their eventual disposition. The fair value of buildings and land was determined through an appraisal.

The Company recorded the impairment losses of certain buildings due to the closing of domestic manufacturing facilities related to home appliances for the three months ended September 30, 2008. The Company decided to take down buildings used in the manufacturing facilities and to clear and sell land. The fair value of building was determined based on the discounted future cash flows. The Company recorded the impairment losses due to the closing of domestic manufacturing facilities for the three months ended June 30, 2008. As a result of the closing, certain buildings and land became unused and the Company recorded the impairment losses. The fair value of land was determined through an appraisal. The fair value of buildings was determined based on the discounted future cash flows expected to result from their eventual disposition.

Impairment losses for the nine months ended December 31, 2008 of 91,227 million yen, 1,594 million yen, 3,141 million yen, 1,702 million yen and 1,444 million yen related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices,” “Corporate and eliminations” and the remaining segments, respectively. Impairment losses for the three months ended December 31, 2008 of 90,629 million yen, 191 million yen, 3,141 million yen and 594 million yen related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

(7)	Number of common shares

Number of common shares authorized and issued and number of treasury common shares as of December 31 and March 31, 2009 are as follows:

	Number of shares
	December 31, 2009	March 31, 2009
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,436,852	382,411,876

(8)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of December 31 and March 31, 2009 are as follows:

	Yen
	December 31, 2009	March 31, 2009
Panasonic Corporation shareholders’ equity per share	1,334.50	1,344.50

(9)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the nine months ended December 31, 2009 and 2008 are as follows:

	Yen (millions)
	Nine months ended December 31
	2009	2008
Net income (loss) attributable to Panasonic Corporation common shareholders	(14,609)	65,376

	Number of shares
	Nine months ended December 31
	2009	2008
Average common shares outstanding	2,070,628,077	2,081,891,996
Dilutive effect:
Stock options		722

Diluted common shares outstanding		2,081,892,718

	Yen
	Nine months ended December 31
	2009	2008
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(7.06)	31.40
Diluted	—	31.40

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended December 31, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended December 31
	2009	2008
Net income (loss) attributable to Panasonic Corporation common shareholders	32,259	(63,116)

	Number of shares
	Three months ended December 31
	2009	2008
Average common shares outstanding	2,070,619,530	2,070,776,256

	Yen
	Three months ended December 31
	2009	2008
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	15.58	(30.48)
Diluted	—	—

Diluted net income per share attributable to Panasonic Corporation common shareholders for the nine months and three months ended December 31, 2009, and for the three months ended December 31, 2008 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(10)	Cash Dividends

On May 15, 2009, the board of directors approved a year-end dividend of 7.5 yen per share, totaling 15,530 million yen on outstanding common stock as of March 31, 2009. The dividends, which became effective on June 1, 2009, were sourced out of retained earnings.

On October 30, 2009, the board of directors approved an interim dividend of 5 yen per share, totaling 10,353 million yen on outstanding common stock as of September 30, 2009. The dividends, which became effective on November 30, 2009, were sourced out of retained earnings.

(11)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the nine months ended December 31, 2009 and 2008 are as follows:

	Yen (millions)
	Nine months ended December 31, 2009
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2009	2,783,980	428,601	3,212,581
Dividends paid to Panasonic Corporation shareholders	(25,883)	—	(25,883)
Dividends paid to noncontrolling interests	—	(12,146)	(12,146)
Repurchase of common stock	(54)	—	(54)
Sale of treasury stock	21	—	21
Purchase of shares of previously consolidated subsidiaries	(8,139)	(2,746)	(10,885)
Purchase of shares of a newly consolidated subsidiary	—	532,360	532,360
Other	—	454	454
Comprehensive income (loss):
Net income (loss)	(14,609)	(1,868)	(16,477)
Other comprehensive income (loss), net of tax:
Translation adjustments	(22,467)	(3,558)	(26,025)
Unrealized holding gains (losses) of available-for-sale securities	45,105	1,075	46,180
Unrealized holding gains (losses) of derivative instruments	5,295	60	5,355
Pension liability adjustments	(19)	(1,758)	(1,777)

Total comprehensive income (loss)	13,305	(6,049)	7,256

Balance at December 31, 2009	2,763,230	940,474	3,703,704

	Yen (millions)
	Nine months ended December 31, 2008
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2008, prior to adjustment	3,742,329	514,620	4,256,949
Effects of changing the pension plan measurement date pursuant to the provisions of ASC 715, net of tax	(77,298)	(3)	(77,301)

Balance at April 1, 2008, as adjusted	3,665,031	514,617	4,179,648
Dividends paid to Panasonic Corporation shareholders	(83,364)	—	(83,364)
Dividends paid to noncontrolling interests	—	(18,683)	(18,683)
Repurchase of common stock	(72,351)	—	(72,351)
Sale of treasury stock	569	—	569
Purchase of shares of previously consolidated subsidiaries	—	(2,040)	(2,040)
Other	1	181	182
Comprehensive income (loss):
Net income (loss)	65,376	(13,538)	51,838
Other comprehensive income (loss), net of tax:
Translation adjustments	(159,256)	(21,089)	(180,345)
Unrealized holding gains (losses) of available-for-sale securities	(100,246)	(2,551)	(102,797)
Unrealized holding gains (losses) of derivative instruments	(4,878)	(55)	(4,933)
Pension liability adjustments	2,406	527	2,933

Total comprehensive income (loss)	(196,598)	(36,706)	(233,304)

Balance at December 31, 2008	3,313,288	457,369	3,770,657

On April 1, 2008, the Company adopted the provisions of ASC 715, “Compensation—Retirement Benefits” regarding the change in the measurement date of postretirement benefit plans. In conformity with the provisions, the Company and certain subsidiaries changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. With the change in the measurement date, beginning balance of Panasonic Corporation shareholders’ equity and noncontrolling interests at April 1, 2008 has been adjusted.

Comprehensive income (loss) for the three months ended December 31, 2009 and 2008 amounted to an income of 78,956 million yen and a loss of 367,589 million yen, respectively. Comprehensive income (loss) for the three months ended December 31, 2009 and 2008 includes “Net income (loss)” in the amount of an income of 34,799 million yen and a loss of 88,758 million yen, and increases (decreases) in “Accumulated other comprehensive income (loss)” totaled an increase of 44,157 million yen and a decrease of 278,831 million yen, respectively.

(12)	Supplementary Information

Included in other deductions for the nine months and three months ended December 31, 2009 and 2008 are as follows:

	Yen (millions)
	Nine months ended December 31
	2009	2008
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	24,436	2,493
Write-down of investment securities	6,074	19,449
Foreign exchange losses	6,420	4,496

	Yen (millions)
	Three months ended December 31
	2009	2008
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	1,742	1,900
Write-down of investment securities	3,215	1,701
Foreign exchange losses (gains)	1,230	(5,929)

Net periodic benefit cost for the nine months ended December 31, 2009 and 2008 are 53,338 million yen and 33,240 million yen, respectively. Net periodic benefit cost for the three months ended December 31, 2009 and 2008 are 17,468 million yen and 11,080 million yen, respectively.

210,000 million yen of short-term bonds, which were newly issued during the nine months ended December 31, 2009, are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of December 31, 2009.

(13)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purpose.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at December 31, 2009 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at December 31, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	904	Other current liabilities	(862)
Commodity futures	Other current assets	8,010	Other current liabilities	(5,072)

Total derivatives designated as hedging instruments under ASC 815		8,914		(5,934)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	3,429	Other current liabilities	(268)
Cross currency swaps	Other current assets	1,568	—	—
Commodity futures	Other current assets	916	Other current liabilities	(916)

Total derivatives not designated as hedging instruments under ASC 815		5,913		(1,184)

Total derivatives		14,827		(7,118)

The fair values of derivative instruments at March 31, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,299	Other current liabilities	(9,094)
Cross currency swaps	Other current assets	275	—	—
Commodity futures	Other current assets	9,285	Other current liabilities	(53,050)

Total derivatives designated as hedging instruments under ASC 815		11,859		(62,144)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	204	Other current liabilities	(808)
Cross currency swaps	Other current assets	1,260	—	—
Commodity futures	Other current assets	4,670	Other current liabilities	(4,670)

Total derivatives not designated as hedging instruments under ASC 815		6,134		(5,478)

Total derivatives		17,993		(67,622)

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2009 is as follows:

Yen (millions)
Derivatives in ASC 815 fair value hedging relationships	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Commodity futures	Other income (deductions)	36,264

Total		36,264

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	1,541	Other income (deductions)	(3,690)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	3,359	Cost of sales	(498)

Total	4,609		(4,204)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	1,166
Cross currency swaps	—	—
Commodity futures	—	—

Total		1,166

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(7,561)
Cross currency swaps	Other income (deductions)	308
Commodity futures	Other income (deductions)	0

Total		(7,253)

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2009 is as follows:

Yen (millions)
Derivatives in ASC 815 fair value hedging relationships	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Commodity futures	Other income (deductions)	13,521

Total		13,521

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(1,451)	Other income (deductions)	2,082
Cross currency swaps	—	—	—
Commodity futures	603	Cost of sales	522

Total	(848)		2,604

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	532
Cross currency swaps	—	—
Commodity futures	—	—

Total		532

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	1,159
Cross currency swaps	Other income (deductions)	955
Commodity futures	Other income (deductions)	0

Total		2,114

(14)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments

The fair value of short-term investments is estimated based on quoted market prices.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at December 31 and March 31, 2009 are as follows:

	Yen (millions)
	December 31, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	6,560	6,560	1,998	1,998
Other investments and advances	500,696	501,004	424,237	423,223
Liabilities:
Long-term debt, including current portion	(1,218,756)	(1,237,636)	(697,653)	(698,502)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	1,764	1,764	—	—
To buy foreign currencies	2,569	2,569	2,503	2,503
Cross currency swaps	1,568	1,568	1,535	1,535
Commodity futures:
To sell commodity	44	44	13,955	13,955
To buy commodity	8,882	8,882	—	—
Other current liabilities:
Forward:
To sell foreign currencies	(4)	(4)	(9,902)	(9,902)
To buy foreign currencies	(1,126)	(1,126)	—	—
Cross currency swaps	—	—	—	—
Commodity futures:
To sell commodity	(5,988)	(5,988)	—	—
To buy commodity	—	—	(57,720)	(57,720)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31 and March 31, 2009:

	Yen (millions)
	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	373,752	—	—	373,752
Bonds	—	11,074	—	11,074
Other debt securities	—	566	—	566
Derivatives	8,926	5,901	—	14,827

Total	382,678	17,541	—	400,219

Liabilities:
Derivatives	(5,072)	(2,046)	—	(7,118)

Total	(5,072)	(2,046)	—	(7,118)

	Yen (millions)
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	284,356	—	—	284,356
Bonds	—	6,393	—	6,393
Other debt securities	—	5,515	—	5,515
Derivatives	9,285	8,708	—	17,993

Total	293,641	20,616	—	314,257

Liabilities:
Derivatives	(57,720)	(9,902)	—	(67,622)

Total	(57,720)	(9,902)	—	(67,622)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Foreign exchange contracts and commodity futures included in Level 2 derivatives are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months and three months ended December 31, 2009:

	Yen (millions)
	Nine months ended December 31, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(3,203)	1,058	—	0	1,058
Long-lived assets	(19,105)	—	—	1,832	1,832

	Yen (millions)
	Three months ended December 31, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(1,052)	1,058	—	—	1,058
Long-lived assets	(11,546)	—	—	112	112

The Company classified most of assets described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing impairment losses related to the assets. The fair value for the major assets was measured through estimated future cash flows. The Company classified certain investments in Level 1 as the Company used an unadjusted quoted market price in active markets as valuation inputs.

(15)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At December 31, 2009, the maximum amount of undiscounted payments the Company would have to make in the event of default is 56,385 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at December 31 and March 31, 2009 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At December 31, 2009, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 32,903 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at December 31 and March 31, 2009 was insignificant.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(16)	Segment Information

In accordance with ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment. The operating results of “SANYO” are not included in the segment information below.

By Business Segment

Information by business segment for the nine months ended December 31, 2009 and 2008 is shown in the tables below:

	Yen (millions)
	Nine months ended December 31
	2009	2008
Sales:
Digital AVC Networks:
Customers	2,547,466	3,006,051
Intersegment	30,699	34,138

Total	2,578,165	3,040,189
Home Appliances:
Customers	717,547	811,547
Intersegment	139,088	166,002

Total	856,635	977,549
PEW and PanaHome:
Customers	1,147,071	1,324,516
Intersegment	37,310	36,899

Total	1,184,381	1,361,415
Components and Devices:
Customers	530,208	655,348
Intersegment	226,571	293,123

Total	756,779	948,471
Other:
Customers	277,592	426,189
Intersegment	400,167	394,851

Total	677,759	821,040
Eliminations	(833,835)	(925,013)

Consolidated total	5,219,884	6,223,651

	Yen (millions)
	Nine months ended December 31
	2009	2008
Segment profit:
Digital AVC Networks	52,929	97,939
Home Appliances	59,655	65,072
PEW and PanaHome	21,627	46,145
Components and Devices	21,198	53,958
Other	8,262	28,888
Corporate and eliminations	(33,807)	(37,486)

Total segment profit	129,864	254,516

Interest income	8,876	20,684
Dividends received	6,183	10,847
Other income	30,567	42,424
Interest expense	(16,545)	(16,349)
Other deductions	(104,303)	(167,966)

Consolidated income before income taxes	54,642	144,156

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Information by business segment for the three months ended December 31, 2009 and 2008 is shown in the tables below:

	Yen (millions)
	Three months ended December 31
	2009	2008
Sales:
Digital AVC Networks:
Customers	963,452	926,409
Intersegment	10,643	10,843

Total	974,095	937,252
Home Appliances:
Customers	244,200	235,877
Intersegment	45,333	56,160

Total	289,533	292,037
PEW and PanaHome:
Customers	396,030	420,720
Intersegment	14,627	12,032

Total	410,657	432,752
Components and Devices:
Customers	184,459	185,899
Intersegment	81,188	92,390

Total	265,647	278,289
Other:
Customers	98,447	111,035
Intersegment	133,216	111,370

Total	231,663	222,405
Eliminations	(285,007)	(282,795)

Consolidated total	1,886,588	1,879,940

	Yen (millions)
	Three months ended December 31
	2009	2008
Segment profit (loss):
Digital AVC Networks	40,181	(4,863)
Home Appliances	30,703	18,157
PEW and PanaHome	17,453	10,361
Components and Devices	19,855	4,983
Other	6,131	89
Corporate and eliminations	(13,316)	(2,365)

Total segment profit	101,007	26,362

Interest income	2,832	5,939
Dividends received	2,080	4,616
Other income	13,964	19,078
Interest expense	(4,979)	(5,035)
Other deductions	(33,809)	(110,100)

Consolidated income (loss) before income taxes	81,095	(59,140)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area

Sales attributed to countries based upon the customer’s location for the nine months ended December 31, 2009 and 2008 are as follows:

	Yen (millions)
	Nine months ended December 31
	2009	2008
Sales:
Japan	2,780,897	3,134,067
North and South America	675,034	840,670
Europe	581,862	805,437
Asia and Others	1,182,091	1,443,477

Consolidated total	5,219,884	6,223,651

United States included in North and South America	574,672	718,537
China included in Asia and Others	562,886	713,128

Sales attributed to countries based upon the customer’s location for the three months ended December 31, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended December 31
	2009	2008
Sales:
Japan	1,004,850	1,023,420
North and South America	250,452	256,055
Europe	228,767	230,090
Asia and Others	402,519	370,375

Consolidated total	1,886,588	1,879,940

United States included in North and South America	209,617	220,826
China included in Asia and Others	186,736	180,838

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer.

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the nine months and three months ended December 31, 2009 and 2008. In addition to the disclosure requirements under ASC 280, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Nine months ended December 31
	2009	2008
Sales:

Japan:
Customers	2,977,935	3,436,462
Intersegment	1,107,805	1,366,838

Total	4,085,740	4,803,300
North and South America:
Customers	648,380	798,976
Intersegment	11,082	15,824

Total	659,462	814,800
Europe:
Customers	563,982	780,490
Intersegment	12,115	33,038

Total	576,097	813,528
Asia and Others:
Customers	1,029,587	1,207,723
Intersegment	701,420	821,995

Total	1,731,007	2,029,718
Eliminations	(1,832,422)	(2,237,695)

Consolidated total	5,219,884	6,223,651

Geographical profit (loss):
Japan	95,590	204,046
North and South America	8,214	4,750
Europe	(22,050)	(7,960)
Asia and Others	79,674	87,074
Corporate and eliminations	(31,564)	(33,394)

Consolidated total	129,864	254,516

	Yen (millions)
	Three months ended December 31
	2009	2008
Sales:

Japan:
Customers	1,068,930	1,105,717
Intersegment	377,960	372,782

Total	1,446,890	1,478,499
North and South America:
Customers	241,184	245,690
Intersegment	4,051	4,557

Total	245,235	250,247
Europe:
Customers	223,316	222,362
Intersegment	5,481	7,136

Total	228,797	229,498
Asia and Others:
Customers	353,158	306,171
Intersegment	228,679	226,308

Total	581,837	532,479
Eliminations	(616,171)	(610,783)

Consolidated total	1,886,588	1,879,940

Geographical profit (loss):
Japan	81,809	11,179
North and South America	1,234	(6,657)
Europe	(3,171)	(5,720)
Asia and Others	32,765	14,455
Corporate and eliminations	(11,630)	13,105

Consolidated total	101,007	26,362

By Business Field

In a phase of further growth for global excellence, the Company discloses three business fields in order to further clarify its business fields for investors. This represents a voluntary and supplementary disclosure by the Company to further enhance readers’ understanding of the Company’s strategy, financial condition and results of operations. This disclosure is not intended to substitute for the segment disclosures as required by ASC 280. The business fields are comprised of the Company’s five segments as follows:

Business fields	Business segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, PEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

	Yen (millions)
	Nine months ended December 31
	2009	2008
Sales:

Digital AVC Networks Solution:
Digital AVC Networks	2,578,165	3,040,189

Total	2,578,165	3,040,189
Solutions for the Environment and Comfortable Living:
Home Appliances	856,635	977,549
PEW and PanaHome	1,184,381	1,361,415

Total	2,041,016	2,338,964
Devices and Industry Solution:
Components and Devices	756,779	948,471
Other	677,759	821,040

Total	1,434,538	1,769,511
Eliminations	(833,835)	(925,013)

Consolidated total	5,219,884	6,223,651

Profit (loss) by business field:

Digital AVC Networks Solution:
Digital AVC Networks	52,929	97,939

Total	52,929	97,939
Solutions for the Environment and Comfortable Living:
Home Appliances	59,655	65,072
PEW and PanaHome	21,627	46,145

Total	81,282	111,217
Devices and Industry Solution:
Components and Devices	21,198	53,958
Other	8,262	28,888

Total	29,460	82,846
Corporate and eliminations	(33,807)	(37,486)

Consolidated total	129,864	254,516

	Yen (millions)
	Three months ended December 31
	2009	2008
Sales:

Digital AVC Networks Solution:
Digital AVC Networks	974,095	937,252

Total	974,095	937,252
Solutions for the Environment and Comfortable Living:
Home Appliances	289,533	292,037
PEW and PanaHome	410,657	432,752

Total	700,190	724,789
Devices and Industry Solution:
Components and Devices	265,647	278,289
Other	231,663	222,405

Total	497,310	500,694
Eliminations	(285,007)	(282,795)

Consolidated total	1,886,588	1,879,940

Profit (loss) by business field:

Digital AVC Networks Solution:
Digital AVC Networks	40,181	(4,863)

Total	40,181	(4,863)
Solutions for the Environment and Comfortable Living:
Home Appliances	30,703	18,157
PEW and PanaHome	17,453	10,361

Total	48,156	28,518
Devices and Industry Solution:
Components and Devices	19,855	4,983
Other	6,131	89

Total	25,986	5,072
Corporate and eliminations	(13,316)	(2,365)

Consolidated total	101,007	26,362